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[LNL Letterhead]


VIA EDGAR

October 11, 2006


Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Lincoln National Variable Annuity Account H and The Lincoln National Life Insurance Company
         American Legacy Design
         File Nos. 811-05721; 333-135219

Ladies and Gentlemen:

The Lincoln National Life Insurance Company filed Pre-Effective Amendment No. 2 to the registration statement for the above referenced Form N-4 Registration Statement on October 11, 2006. Pursuant to Rule 461 under the Securities Act of 1933, The Lincoln National Life Insurance Company, in its capacity as Depositor and Principal Underwriter for the Registrant, respectfully requests that the effective date of the Registration Statement be accelerated and that the Registration Statement be declared effective on October 11, 2006, or as soon as possible thereafter.

Sincerely,

/s/ Heather Dzielak

Heather Dzielak
Vice President